

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

July 27, 2006

Via U.S. Mail and Fax (82 31 727 0949)

Mr. Haing Min Kwon
Chief Financial Officer
KT Corporation
206 Jungja-dong
Bundang-do
Gyunggi-do
463-711 Korea

>   **RE: KT Corporation
>   Form 20-F for the fiscal year ended December 31, 2005
>   Filed June 26, 2006
>   File No. 1-14926**

Dear Mr. Kwon:

　　　　We have reviewed the above referenced filings and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

　　　　Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements- KT Corporation

Note 23(l) Shareholders' Agreement between KT and DoCoMo, page F-40

1.   Refer to your discussion of the strategic alliance with DoCoMo on pages 21 and F-40. We note that KTF and DoCoMo entered into an agreement in 2005 in which DoCoMo acquired a 10% interest in KTF through the issuance of newly issued shares of KTF in exchange for Won 564 billion. We also note that you will be required to purchase the KTF shares from DoCoMo at an amount equal to the acquisition price plus interest if certain service coverage is not achieved. Addressing the relevant US GAAP literature, please tell us how you accounted for this put option in the reconciliation to US GAAP.

2.   Also, please tell us how the amounts disclosed for the KTF stock issuance to DoCoMo of Won 564 billion on page 21 reconcile with the related disclosures in Note 20 on page F-34 and the Statement of Shareholders' Equity for KT Freetel on page A-6.

Financial Statements – KT Freetel

Note 24 – Reconciliation to Accounting Principles Generally Accepted in the United States, page A-36

3.   Refer to the shareholders' agreement described on page F-40. It appears that you accounted for the issuance of shares to DoCoMo as equity under Korean GAAP. Addressing the relevant accounting literature under US GAAP, please tell us (1) whether the issuance of the shares was considered to be equity or a liability by KTF at the time of issuance under US GAAP, (2) if the put is considered to be a derivative instrument and (3) any related financial statement impact under US GAAP for the KTF financial statements. Please use the guidance in EITF 00-19, FAS 150 and FAS 133, as applicable.

General

4.   Please tell us why you did not file the agreement for the strategic alliance with DoCoMo mentioned above as an exhibit to the Form 20-F.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Claire DeLabar, Staff Accountant, at (202) 551-3349 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director